

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Joshua B. Goldstein
General Counsel and Secretary
Masterworks 145, LLC
225 Liberty St. 29th Floor
New York, New York 10281

>   **Re: Masterworks 145, LLC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed July 20, 2022**
>   **File No. 024-11899**

Dear Mr. Goldstein:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A Filed July 20, 2022

Summary of Administrator Compensation
Example of compensation calculation, page 53

1.   Please revise the hypothetical Administrator compensation table to include an additional column which discloses the aggregate ownership percentage the Class A preferred shares represent on a yearly basis over the disclosed 10 year period.

General

2.   We note that you revised Section 3.3 of your Agreement to specify that upon mutual agreement of the Class B Members and the Company, the Class B Ordinary Shares may be redeemed by the Company for a nominal amount. Please include such disclosure in your offering statement.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services